Exhibit 99.3

ASX ANNOUNCEMENT
October 23rd, 2009

Exclusive Distribution Agreement with Rosetta Genomics Inc.

Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE) is pleased to advise that it has executed an Exclusive Test and Services Agreement with Rosetta Genomics Inc. (“Rosetta”), under which the Company will become the exclusive distributor in Australia, New Zealand and Singapore for Rosetta’s microRNA-based assays.  Rosetta, whose headquarters are located in Rehovot, Israel, also operates an accredited laboratory in Philadelphia, USA.

Under the Agreement, GTG will distribute Rosetta’s three recently launched miRview™ tests in Australia, New Zealand and Singapore.  By leveraging unique biomarkers called microRNAs, Rosetta’s miRview™ tests can offer patients and physicians new insights on cancer.

“We have made remarkable progress in making our tests so widely available in the short time since they were launched early this year,” said Ronen Tamir, Chief Commercialisation Officer of Rosetta Genomics. “We note that this distribution agreement marks Rosetta Genomics’ first entry into the Pacific Rim and represents the fifth continent on which our miRview™ tests will be sold.”

Mr. Tamir added, “Genetic Technologies is the leading marketer of genetic tests for a host of indications including breast cancer, in Oceania.  In addition, distinguishing mesothelioma from other lung cancers may be a particularly important task in Australia, where the mining industry is a key component of the country’s economy.  We are very excited to be working with GTG to improve patient care.”

Dr. Paul MacLeman, Chief Executive Officer of Genetic Technologies said, “This is an important first step in Genetic Technologies’ move from predictive gene tests into advanced cancer management.  We are seeking to leverage in-house developed tests through partnerships with third party developers of novel tests.  Through this approach, the Company is seeking to rapidly build a comprehensive portfolio of genetic tools enabling oncologists to more effectively manage patient diagnosis and therapy, improving treatment outcomes.  Genetic Technologies is very excited to announce its relationship with Rosetta Genomics, an acknowledged leader in the area of microRNA diagnostic test development.”

The following tests will be distributed by Genetic Technologies:

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miRview™ mets – This test can accurately identify the primary tumour site in patients presenting with metastatic cancer, as well in patients whose tumour has not been identified, and consequently been labeled Cancer of Unknown Primary (CUP).  As metastases need to be treated according to their primary origin, accurate identification of the metastases’ primary origin can be critical for determining appropriate treatment.  Current diagnostic methods to identify the origin of a metastasis include a wide range of costly, time consuming and at times inefficient tests.  miRview™ mets offers physicians a fast, accurate and easy-to-interpret diagnosis of the predicted primary origin.

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miRview™ squamous – Using a single microRNA, miRview™ squamous differentiates squamous from non-squamous, non-small cell lung cancer (NSCLC) patients.  When administered targeted therapy, whether currently available or under development, patients with squamous cell carcinoma of the lung have demonstrated varying response patterns ranging from a high incidence of severe or fatal internal bleeding in the lungs to overall poor response to treatment.  Current methods for differentiating squamous from non-squamous non-small cell lung cancer are not standardised, are difficult to reproduce and have low accuracy.  miRview™ squamous produces a single score that indicates whether a sample is squamous or non squamous NSCLC.

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miRview™ meso – This test leverages microRNA’s high specificity as biomarkers to differentiate mesothelioma, a cancer connected to asbestos exposure, from other carcinomas in the lung.  As mesothelioma patients require specific treatment regimens, an accurate diagnosis is critical.  Currently, there is no single diagnostic test that is entirely conclusive for this differentiation.  In addition, pathological diagnosis may suffer from significant inter-observer variability, and in the absence of a single specific and reliable marker mesothelioma can be difficult to identify from other cancers.  miRview™ meso is a highly accurate test that may also assist physicians to rule out mesothelioma in patients diagnosed with adenocarcinoma in the lung who have been exposed to mesothelioma-related substances, primarily asbestos particles and heavy metals.

About microRNAs

MicroRNAs (miRNAs) are recently discovered, small RNAs that act as master regulators of protein synthesis, and have been shown to be highly effective biomarkers.  MicroRNAs’ unique advantage as biomarkers lies in their high tissue specificity, and their exceptional stability in the most routine preservation methods for biopsies, including Formalin Fixed Paraffin Embedded (FFPE) block.  It has been suggested that their small size (19-21 nucleotides) enables them to remain intact in FFPE blocks, as opposed to messenger RNA (mRNA), which tends to rapidly degrade in samples preserved by this method.  In addition, early preclinical data has shown that by controlling the levels of specific microRNAs, cancer cell growth may be reduced.  To learn more about microRNAs, please visit www.rosettagenomics.com.

About miRview™ Products

miRview™ are a series of microRNA-based diagnostic products offered by Rosetta Genomics.  miRview™ mets accurately identifies the primary tumor site in metastatic cancer and Cancer of Unknown Primary (CUP).  miRview™ squamous accurately identifies the squamous subtype of non small cell lung cancer (NSCLC), which carries an increased risk of severe of fatal internal bleeding and poor response to treatment for certain therapies.  miRview™ meso diagnoses mesothelioma, a cancer connected to asbestos exposure. miRview™ tests are designed to provide objective diagnostic data; it is the treating physician’s responsibility to diagnose and administer the appropriate treatment.  In the US alone, over 100,000 patients a year may benefit from the miRview™ mets test, 60,000 from miRview™ squamous, and 60,000 from miRview™ meso, with similar numbers of patients outside the US.  The company’s tests are now being offered through distributors around the globe.  For more information, please visit www.mirviewdx.com.

Genetic Technologies Limited ABN 17 009 212 328 • Website: www.gtg.com.au • Email: info@gtg.com.au
Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia
Phone +61 3 8412 7000 • Fax +61 3 8412 7040

About Rosetta Genomics

Rosetta Genomics (NASDAQ: ROSG) is a leading developer of microRNA-based molecular diagnostics.  Founded in 2000, the company’s integrative research platform combining bioinformatics and state-of-the-art laboratory processes has led to the discovery of hundreds of biologically validated novel human microRNAs.  Building on its strong IP position and proprietary platform technologies, Rosetta Genomics is working on the application of these technologies in the development of a full range of microRNA-based diagnostic tools.  The company’s first three microRNA-based tests, miRview™ squamous, miRview™ mets, and miRview™ meso, are commercially available through its Philadelphia-based CLIA-certified lab.  Rosetta Genomics is the 2008 winner of the Wall Street Journal’s Technology Innovation Awards in the medical/biotech category.  To learn more, please visit www.rosettagenomics.com.

About Genetic Technologies Limited

Genetic Technologies was an early pioneer in recognising important new applications for “non-coding” DNA (DeoxyriboNucleic Acid).  The Company has since been granted patents in 24 countries around the world, securing intellectual property rights for particular uses of non-coding DNA in genetic analysis and gene mapping across all genes in all multicellular species.  Its three-pronged business strategy includes: 1) the global commercialisation of its patents through an active licensing program; 2) the expansion of its dominant commercial genetic testing business in Australia; and, 3) the commercialisation of its various research and development projects aimed at generating further intellectual property of global commercial significance.

FOR FURTHER INFORMATION PLEASE CONTACT

Dr. Paul D.R. MacLeman
Chief Executive Officer

Genetic Technologies Limited
Phone: +61 3 8412 7000

Genetic Technologies Limited ABN 17 009 212 328 • Website: www.gtg.com.au • Email: info@gtg.com.au
Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia
Phone +61 3 8412 7000 • Fax +61 3 8412 7040